UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           TRICO MARINE SERVICES, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    896106200
                                   ----------
                                 (CUSIP Number)

                                 March 15, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [X] Rule 13d-1(c)
           [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.: 896106200                                          Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5        Sole Voting Power
 Number of                            784,800
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
   Each
 Reporting            7        Sole Dispositive Power
  Person                              784,800
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          784,800

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [  ]

11       Percent of Class Represented By Amount in Row (9)

                          7.82%

12       Type of Reporting Person (See Instructions)

                          IN; IA

                                  SCHEDULE 13G

CUSIP No.: 896106200                                          Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                      5        Sole Voting Power
 Number of                            784,800
  Shares
Beneficially          6        Shared Voting Power
  Owned By                            0
   Each
 Reporting            7        Sole Dispositive Power
  Person                              784,800
   With
                      8        Shared Dispositive Power
                                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                          784,800

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                          [  ]

11       Percent of Class Represented By Amount in Row (9)

                          7.82%

12       Type of Reporting Person (See Instructions)

                          OO; IA

                                                              Page 4 of 10 Pages

Item 1(a)         Name of Issuer:

                  Trico Marine Services, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2401 Fountainview, Suite 920, Houston, Texas 77057

Item 2(a)         Name of Person Filing:

                  This statement is being filed (1) by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of Moore Capital Management, LLC, a New York limited liability company ("MCM"), and (2) by MCM. MCM serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund"). This statement relates to Shares (as defined below) held for the account of the Fund. Each of Mr. Bacon and MCM, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business office of each of Mr. Bacon and MCM is located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  i) Mr. Bacon is a United States citizen; and

                  ii) MCM is a New York limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, Par Value $.01 Per Share (the "Shares").

Item 2(e)         CUSIP Number:

                  896106200

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof, each of Mr. Bacon and MCM may be deemed to be the beneficial owner of the 784,800 Shares held for the account of the Fund.

                                                              Page 5 of 10 Pages

Item 4(b)         Percent of Class:

                  As of the date hereof, the number of Shares of which each of Mr. Bacon and MCM may be deemed to be the beneficial owner constitutes approximately 7.82% of the total number of Shares outstanding (based upon information in the Issuer's most recent annual report on Form 10-K, the number of Shares outstanding was 10,030,000 as of March 15, 2005).

Item 4(c)         Number of shares as to which such person has:

         Mr. Bacon
         ---------
         (i)       Sole power to vote or direct the vote:                784,800

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                        784,800

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         MCM
         ---
         (i)       Sole power to vote or direct the vote:                784,800

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                        784,800

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their respective ownership interests in the Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                              Page 6 of 10 Pages


Item 10.          Certification:

                  By signing below, each of Mr. Bacon and MCM certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 10 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 24, 2005

                                      LOUIS M. BACON



                                      By: /s/ Stephen R. Nelson
                                          -----------------------------------
                                          Name:    Stephen R. Nelson
                                          Title:   Attorney-in-Fact


                                      MOORE CAPITAL MANAGEMENT, LLC

                                      By: LOUIS M. BACON
                                          Chairman and Chief Executive Officer


                                      By: /s/ Stephen R. Nelson
                                          -----------------------------------
                                          Name:    Stephen R. Nelson
                                          Title:   Attorney-in-Fact

                                                              Page 8 of 10 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Filing Agreement, dated as of March 24, 2005, by
         and between Louis M. Bacon and Moore Capital
         Management, LLC.......................................................9

B.       Power of Attorney, dated as of November 28, 1997, granted
         by Louis M. Bacon in favor M. Elaine Crocker, Kevin F.
         Shannon and Stephen R. Nelson........................................10

                                                              Page 9 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Trico Marine Services, Inc., dated as of March 24, 2005, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  March 24, 2005

                                      LOUIS M. BACON



                                      By: /s/ Stephen R. Nelson
                                          -----------------------------------
                                          Name:    Stephen R. Nelson
                                          Title:   Attorney-in-Fact


                                      MOORE CAPITAL MANAGEMENT, LLC

                                      By: LOUIS M. BACON
                                          Chairman and Chief Executive Officer


                                      By: /s/ Stephen R. Nelson
                                          -----------------------------------
                                          Name:    Stephen R. Nelson
                                          Title:   Attorney-in-Fact

                                                             Page 10 of 10 Pages


                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of M. Elaine Crocker, Kevin F. Shannon and Stephen
R. Nelson, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, Inc. and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 28th day of November, 1997.



                                                     /s/ Louis M. Bacon
                                                     -------------------------
                                                     Louis M. Bacon